UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported)

July 25, 2019

TMPOS, INC.
(Exact name of issuer as specified in its charter)

Georgia

(State or other jurisdiction of incorporation or organization)

47-5474718

(I.R.S. Employer Identification Number)

4154 Silver Peak Parkway, Suite C

Suwanee, GA 30024

(Full mailing address of principal executive offices)

678-790-1129

(Issuer’s telephone number, including area code)

Title of Each Class of Securities Issued Pursuant to Regulation A:

Common Stock

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITY HOLDERS

On April 30, 2019, the Majority Shareholders of TMPOS, Inc. (the “Company”) approved the voting rights to the following shareholders and their respective holdings;

Sang Lee, Number of Shares – 35,000,000

ESolutionsTG, Number of Shares – 5,000,000

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On April 30, 2019, the Majority Shareholders of TMPOS, Inc. (the “Company”) approved the removal of Brent C. Beenman, Chief Executive Officer and Chief Financial Officer of the Company effective immediately.

On April 30, 2019, the Majority Shareholders of TMPOS, Inc. (the “Company”) approved the removal of James Chang, President of the Company effective immediately.

ITEM 9. OTHER INFORMATION

Effective as of July 9, 2019, the Board of Directors of TMPOS, Inc. (the “Company”) appointed Sang Lee as Chief Executive Officer, Chief Financial Officer and Secretary.

Effective as of July 9, 2019, the following persons were appointed as officers of the Company to serve until their successors are duly appointed and qualified:

Sang Lee as Chief Executive Officer, Chief Financial Officer and Secretary.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMPOS, Inc. a Georgia corporation

Date: July 24, 2019	By:	/s/ Sang Lee
Sang Lee Chief Executive Officer

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